UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(b)

(Amendment No. 5)

SBA Communications Corporation

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

78388J106 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78388J106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Steven E. Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 SOLE VOTING POWER 3,565,212 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 3,565,212 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,565,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 78388J106	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Bernstein Family Limited Partnership II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 SOLE VOTING POWER 3,201,236 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 3,201,236 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,236
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 78388J106	13G	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer:

SBA Communications Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

5900 Broken Sound Parkway NW Boca Raton, FL 33487

Item 2	(a).	Name of Person Filing:

Steven E. Bernstein (“Bernstein”) Bernstein Family Limited Partnership II (“Bernstein Partnership II”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is:

Bernstein: 5900 Broken Sound Parkway NW Boca Raton, FL 33487

Bernstein Partnership II: 300 Delaware Avenue, Suite 900 Wilmington, DE 19801

Item 2	(c).	Citizenship:

Bernstein: United States
Bernstein Partnership II: Delaware

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, par value $.01 per share.

Item 2	(e).	CUSIP Number:

78388J106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 78388J106	13G	Page 5 of 6 Pages

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Bernstein:	3,565,212

		Bernstein Partnership II:	3,201,236

		Bernstein beneficially owns 263,976 shares directly, 3,201,236 shares indirectly through Bernstein Partnership II (Bernstein is the sole shareholder of the General Partner) and 100,000 shares indirectly through another entity.

	(b)	Percent of class:

		Bernstein:	5.5%

		Bernstein Partnership II:	4.9%

	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

		Bernstein:	3,565,212

		Bernstein Partnership II:	3,201,236

	(ii)	Shared power to vote or to direct the vote

		Bernstein:	0

		Bernstein Partnership II:	0

	(iii)	Sole power to dispose or to direct the disposition of

		Bernstein:	3,565,212

		Bernstein Partnership II:	3,201,236

	(iv)	Shared power to dispose or to direct the disposition of

		Bernstein:	0

		Bernstein Partnership II:	0

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ (With respect to Bernstein Family Partnership II).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	N/A

Item 8.	Identification and Classification of Members of the Group.

	N/A

Item 9.	Notice of Dissolution of Group.

	N/A

Item 10.	Certification.

	N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
(Date)

/s/ Steven E. Bernstein
Steven E. Bernstein

BERNSTEIN FAMILY LIMITED PARTNERSHIP II

/s/ Steven E. Bernstein
By: Steven E. Bernstein,
Sole Shareholder of Bernstein Investment Company II, Inc., its General Partner